Filed by American Homes 4 Rent

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: American Residential Properties, Inc.

Commission File No.: 001-35899

The following document was posted to the websites of both American Homes 4 Rent (“AMH”) and American Residential Properties, Inc. (“ARPI”) on December 10, 2015:

AMH / ARPI Merger Q&A Document

Transaction

•                 When did you begin merger discussions?

o             We are in frequent dialogue with many companies in our industry, including discussions concerning portfolio transactions and one-off opportunities.  We have had prior discussions with the ARPI management team and have known them for many years; for approximately the past year we have discussed various transaction possibilities.

•                 Why is now the right time to pursue this merger?

o              Opportunities to acquire properties in individual and smaller portfolio transactions are becoming increasingly difficult as the housing market recovers.  Industry consolidation has been expected as owner / operators continue to try to scale portfolios to maximize operating efficiencies.  We believe now is the right time to capitalize on the strategic benefits of our well-aligned portfolios, which we believe can provide upside from synergies.

•                 How was the exchange rate determined?

o                The exchange rate was negotiated between the parties, and is fixed at 1.135 AMH shares per ARPI share.

•                 Why is AMH the best possible owner of these properties moving forward?

o                Portfolio fit and overlay of ARPI’s assets are complementary, and AMH’s existing property management and corporate infrastructure is scalable.  These factors enhance our ability to realize infrastructure synergies to drive best-in-class Core NOI margins.

•                 How will you handle the challenges of integrating the two companies?

o                An integration team will be in place at the closing of the transaction.  Based on our experience with integrating the acquisitions of Beazer Rental Homes and Ellington Housing, and as the ARPI portfolio is largely stabilized and overlays nicely with our portfolio, we believe integration of field operations will be straightforward.  Our call centers and other centralized operations are capable of absorbing growth efficiently.  Our administrative functions are established and scalable.

AMH / ARPI Merger Q&A Document

•                 What costs do you expect to incur to complete this merger?

o                As is typical in a merger such as this, we expect to incur costs related to the transaction, and we will provide details following the closing.

•                 What happens to the ARPI name and brand?

o                The combined company will operate under the American Homes 4 Rent brand, which has broader reach and depth within our markets.

Financial

•                 What are the expected G&A cost savings?

o                We expect to achieve cost savings over time equal to approximately 80% of ARPI’s annualized G&A.

•                 What is the expected timing to achieve G&A cost savings?

o              We expect to begin to capture G&A savings in the 12 months following closing of the transaction.

•                 Describe the expected operational cost efficiencies AMH expects to achieve.

o                We believe we have substantial opportunities to overlay the two portfolios and capture cost efficiencies throughout our platform.  Through our established infrastructure, we believe we will be able to operate ARPI’s properties more efficiently, without duplication of functions and overhead.  With that said, there will be one-time incremental costs incurred after we merge.  For example, we will need to complete renovations on a significant number of ARPI homes that have not been previously renovated.

•                 What makes this merger accretive to AMH’s Core FFO per share?

o              We believe this merger provides an opportunity to capture accretion, both from reduction in duplicative overhead, as well as further building scale within our operating platform.

•                 Will any personnel from ARPI remain with the organization?

o              Senior executives from ARPI will remain with the organization until the closing to ensure an efficient integration.  We will retain ARPI personnel throughout our management, leasing, maintenance and administrative operations, as needed to handle the larger portfolio operations.

•                 Are there severance or separation costs for senior management of ARPI? When will these be recorded?

AMH / ARPI Merger Q&A Document

o                Severance and separation costs are a component of the cost of the transaction, which will be recorded at the timing of closing.

•                 Should we have confidence in your ability to integrate these two platforms?

o                We are confident that we can integrate the ARPI platform into our platform.  This is not the first merger in which we have been involved.  We have acquired and integrated large platforms several times over the past three years, including the Beazer Rental Homes and the Ellington Housing portfolios. While our merger with ARPI involves a larger portfolio of homes, we believe we have the experience and personnel in place to effectively complete the merger.

•                 What will be the dividend policy going forward?

o              The merger does not change AMH’s dividend policy.  The AMH Board of Trustees reviews dividend policy and rate each quarter, including variables such as taxable income, company liquidity, capital availability and current investment opportunities.

o              For 2015, ARPI’s dividend policy remains unchanged.  The ARPI Board of Directors reviews dividend policy and rate each quarter, including variables such as taxable income, company liquidity, capital availability and current investment opportunities.  Beginning in 2016, pursuant to the merger agreement, ARPI’s dividend rate will be no greater than the AMH dividend rate multiplied by 1.135, which is the exchange ratio.

Portfolio

•                 How many homes will AMH own post-merger?

o                47,315 homes (pro forma, 9/30/15).

•                 How many stabilized homes will AMH own post-merger?

o                45,858 stabilized homes (pro forma, 9/30/15).

•                 How many unstabilized homes will be in the combined portfolio?

o                1,457 (pro forma, 9/30/15).

•                 How much capital is expected to be spent to ready these homes?

o                ARPI has not renovated a significant number of its homes because they remain leased to the same tenants who occupied them at acquisition.  As these homes turn, the one-time cost of these renovations will be expensed and / or capitalized in accordance with accounting rules.

•                 Are there portions of the ARPI portfolio you may decide to sell?

AMH / ARPI Merger Q&A Document

o                As is customary with any acquisition of a large portfolio, we believe there are homes that do not fit within our long term strategic goals, and we are evaluating these homes in several markets for potential disposition.

Balance Sheet

•                 What is AMH’s pro forma balance sheet structure?

o                $3.4 billion debt outstanding (pro forma, 9/30/15).

o                $2.2 billion fixed-rate debt, at an average rate of 4.3%, with a weighted average term to maturity of 18 years (pro forma, 9/30/15).

o                $1.2 billion variable-rate debt, at an average rate of 2.4%, with a weighted average term to maturity of 3 years (pro forma, 9/30/15).

•                 What is AMH’s pro forma leverage?

o                38% debt to total capitalization (pro forma, 9/30/15).

•                 What is the pro forma outstanding balance on AMH’s line of credit?

o              Approximately $335 million, upon repaying and retiring ARPI’s line of credit (pro forma, 9/30/15).

•                 Will AMH assume or refinance ARPI’s debt?

o              We anticipate assuming about $457 million of ARPI’s debt at closing, including ARPI’s securitization and senior exchangeable notes.

o                We anticipate repaying and retiring ARPI’s $335 million (as 9/30/15) line of credit immediately after the closing, using our available credit facility.

Pro Forma Combined Entity

•                 How many shares and units will be outstanding post-merger?

o                Approximately 300 million common shares and units.

•                 What is AMH’s pro forma market capitalization?

o              Total equity market capitalization will be approximately $5.5 billion, including $458 million preferred equity outstanding based on market price as of December 2, 2015.

o              Total market capitalization, will be approximately $8.9 billion based on market price as of December 2, 2015.

AMH / ARPI Merger Q&A Document

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “will,” “predicted,” “likely,” or other words or phrases of similar import. Such statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of AMH or ARPI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of ARPI to obtain the required stockholder approval to consummate the proposed mergers; the satisfaction or waiver of other conditions in the merger agreement; the outcome of any legal proceedings that may be instituted against AMH, ARPI and others related to the merger agreement; the ability of third parties to fulfill their obligations relating to the proposed transactions; the risk that the mergers or the other transactions contemplated by the merger agreement may not be completed in the time frame expected by the parties or at all; the ability of AMH to successfully integrate pending transactions and implement its operating strategy; changes in economic cycles; and competition within the single-family residential rental industry; the demand for and market acceptance of AMH’s and ARPI’s properties for rental purposes. Although AMH and ARPI believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this document will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by AMH or ARPI or any other person that the results or conditions described in such statements or the objectives and plans of AMH or ARPI will be achieved. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in AMH’s and ARPI’s SEC reports, including, but not limited to, in the section entitled “Item  1A. Risk Factors” in the Annual Report on Form 10-K filed by AMH with the SEC on March 3, 2015, and in the section entitled “Item  1A. Risk Factors” in the Annual Report on Form 10-K filed by ARPI with the SEC on March 16, 2015. Any forward-looking statement speaks only as of the date of this report and neither AMH nor ARPI undertakes any obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.

Additional Information about the Proposed Transaction and Where to Find it

In connection with the proposed transactions, AMH expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of ARPI that also constitutes a prospectus of AMH.  AMH and ARPI also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus/proxy statement (if and when it becomes available) and other relevant documents filed by AMH and ARPI with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by AMH with the SEC will be available free of charge on its website at www.americanhomes4rent.com, or by contacting Investor Relations at (855) 794-2447.  Copies of the documents filed by ARPI with the SEC will be available free of charge on its website at www.amresprop.com, or by contacting Investor Relations at (480) 474-4800.

AMH / ARPI Merger Q&A Document

AMH and ARPI and their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about AMH’s trustees and executive officers in AMH’s definitive proxy statement filed with the SEC on April 2, 2015 in connection with its 2015 annual meeting of shareholders. You can find information about ARPI’s directors and executive officers in ARPI’s definitive proxy statement filed with the SEC on April 17, 2015 in connection with its 2015 annual meeting of stockholders.  Additional information regarding the interests of such potential participants will be included in the prospectus/proxy statement and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from AMH or ARPI using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.